UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2025

Nina Pyndiah
Chief Financial Officer
C3is Inc.
331 Kifissias Avenue
Erithrea 14561 Athens, Greece

Re: C3is Inc.
Draft Registration Statement on Form F-1
Submitted July 21, 2025
CIK No. 0001951067

Dear Nina Pyndiah:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 21, 2025

Cover Page

1. We note disclosure in your description of the securities being offered that the Pre-Funded Warrants, Class D Warrants, and Class E Warrants may be exercised on a cashless basis, in which case the holder is entitled to receive the net number of Common Shares determined according to the formula set forth in the respective instruments. Please revise to disclose the formula(s) governing the cashless exercise and clearly state whether the shares issued in a cashless exercise will be greater or less than the shares issued in a cash exercise, including the maximum number of shares issuable. If, as a result of this feature, you do not expect to receive any cash proceeds from the exercise of the warrants, because it is highly unlikely that a warrant holder

would wish to pay an exercise price to receive one share when they could choose the cashless exercise option and pay no money to receive more than one share, please disclose same.

Risk Factors
Risks Related to this Offering
You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering..., page 51

2. We note your risk factor concerning the potential for substantial dilution from this offering. Please revise to additionally disclose the maximum number of shares that may be issuable upon exercise of the warrants being offered.

Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Finnbarr Murphy